November 16, 2005

Mail Stop 3561

via U.S. mail and facsimile

Frank Aiello
Cal Alta Auto Glass, Inc.
#8 3927 Edmonton Trail N.E.
Calgary, Alberta CANADA T2E6T1

Re: Cal Alta Auto Glass, Inc.
       Registration Statement on Form 10-SB, Amendment 3
       Filed October 3, 2005
       File No. 0-51227

Dear Mr. Aiello:

      We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 1
1. Please reconcile the following:

In this section you state: "In late 1997, Cal Alta Auto Glass divested of all of its auto glass operating assets to Pro Glass
Technologies, Inc., a Calgary, Alberta Company with common ownership
(our emphasis).";  and

In Note 2 to the financial statements of the registrant`s Consolidated Statements of Cash Flows for the three months ended March 31, 2005 you state: "In late 1997, Cal Alta Auto Glass, Ltd.
divested of most of its operating assets to Pro Glass Industries, Inc., a Calgary, Alberta company with common ownership (our emphasis)." You made the same disclosure in Note 1 of your December
31, 2004 financial statements.  Please reconcile that, also.

Also, please advise of the relationship of Pro Glass Industries, Inc.
to Pro Glass Technologies, Inc.  We may have further comment.
2. Please reconcile the following regarding whether the holding company is Cal Alta Auto Glass, Inc. or Cal Alta Auto Glass, Ltd.:

In the first sentence of the eighth paragraph of this section, you state: "Due to the reverse merger, Cal Alta Auto Glass, Ltd., became the subsidiary holding company of Cal Alta Auto Glass, Inc."

In the second sentence of the eleventh paragraph of this section you state: "Cal Alta Auto Glass, Inc. of Nevada will be the consolidated parent holding company of the Canadian subsidiary and will comply with US regulations (our emphasis)."
3. Reconcile the company`s statement concerning "major clients . .
.."
on page 2 with the third paragraph on page 18.

Reports to Shareholders, page 3
4. Please revise the address of the SEC. It is now 100 F Street, N.E., Washington, D.C. 20549.

Management`s Discussion and Analysis or Plan of Operation, page 6
5. Explain the reasons for and the consequences to the company of the large and continuing bank overdrafts.
6. Correct the first sentence under "Controls and Procedures."
7. We reissue our previous comment 10 as we could not find any revisions in MD&A with respect to this comment.
8. Revise the second paragraph on page 7 to state that you had a higher "gross profit percentage," as opposed to "gross profit." It appears you accidentally left off the word "percentage" in your discussions of the gross profit percentage increases.

Liquidity and Capital Resources, page 11
9. In the first complete paragraph on page 12, revise to clarify that you are discussing March 31, 2005 balances. Also, the $32,000 accounts receivable balance that is disclosed in this paragraph appears to relate to December 31, 2004. Please revise accordingly.

Directors, Executive Officers, Promoters, Control Persons and
Directors
10. Please ensure that you comply fully with Item 401(a)(4), including, but not limited to, Mr. Aiello`s relationship to Westcan
AutoGlass Supplies.
11. You have not disclosed any conflicts of interest. It is necessary to disclose all potential conflicts of interest; for example, Mr. Aiello`s ownership of Westcan AutoGlass Supplies.

Certain Relationships and Related Transactions, page 17
12. Loans and obligations to or from related parties should include, for each obligation at each of the dates mentioned, the terms of repayment and interest rates on balances.
13. Clarify whether or not purchases from Westcan Autoglass Supplies have been, for the past two years, on terms at least as favorable as the company could have obtained from unrelated parties.
14. At the end of the first paragraph of this section explain the relationship of Cal Alta Auto Glass, Ltd. to Cal Alta Auto Glass, Inc.
15. Specifically disclose in this section the terms of the issuance of $37,581 in notes to related parties in 2004 and $110,093 in 2003.

Audit Report
16. Revise to re-include the audit report for the audited financial statements as of December 31, 2004 dated March 4, 2005.

Financial Statements and Notes
17. The December 31, 2004 financial statements and footnotes included in this Form are identical to those included in the Form 10-SB filed on March 29, 2005. Please revise to include amended financial statements and notes in response to our previous comment letters dated May 6, 2005 and June 30, 2005 and our current comments.
Note 2
to the interim financial statements also includes the un-revised disclosures that were included in the Form 10-SB filed previous to our comment letter dated May 6, 2005. Please revise note 2 to the interim financial statements accordingly.
18. We reissue our previous comments 15, 17, 18, 19, and 20. We also reissue our previous comment 4 as is relates to the notes to the financial statements.

Exhibits
19. Please note that, in the future, when you wish to incorporate by reference an exhibit from another filing, it is necessary to state in the Index to Exhibits that you are "incorporating by reference" the exhibit. See Rule 411(c) of Regulation C of the Securities Act of 1933.
20. Exhibit 2.1 to this registration statement was merely an addendum following the signatures of the Form 8-K of Pro Glass Technologies,
Inc., filed September 24, 2002, and included in the NanoSignal
Corp.
company folder on EDGAR. Therefore, since it was not filed as an exhibit, it is necessary to refile it as an exhibit to this registration statement.
21. Revise the list of exhibits to include the correct title of exhibit 2.1.

Form 10-QSB as of March 31, 2005

Liquidity and Capital Resources, page 9
22. Revise to provide the reasons for the changes in cash provided by
operating activities when comparing the quarter ending March 31,
2005
to March 31, 2004

Form 10-QSB as of September 30, 2005

Financial Statements, page 3
23. Revise to provide headings that name the various financial statements.

Liquidity and Capital Resources, page 9
24. Revise to explain how "seasonality of the auto glass replacement industry" has affected accounts receivable.


Results of Operations, page 9
25. Revise to provide the underlying reasons for the changes in advertising expenses when comparing the three months ending September
30, 2005 to 2004.
26. Revise to provide the underlying reasons for the changes in administrative expenses and salaries and wages when comparing the nine months ending September 30, 2005 to 2004. Also, revise the Form
10-QSB as of June 30, 2005 to address the same comment.

Forms 10-QSB
27. Revise MD&A, the financial statements and notes thereto to conform to the requested changes to the Form 10-SB as applicable.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

Cc:   By facsimile to Frank Aiello
        At (403) 216-3479
Frank Aiello, President
Cal Alta Auto Glass, Inc.
November 16, 2005
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